SEC [barcode] MMISSION

05035604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/03 (MM/DD/YY) AND ENDING 11/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JAN 25 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED FEB 08 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 21, 2005

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 26, 2004, are true and correct. We further affirm that neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) has any proprietary interest in any account classified solely as that of a customer except as follows:

> Payables to customers and counterparties includes $21,840,325 payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 26, 2004, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

LOIS KELLY SARMIENTO
Notary Public, State of New Jersey
No. 2176936
Qualified in Middlesex County
Commission Expires April 13, 2005

Subscribed and sworn before me;

This 21st day of January 2005

This report contains (check all applicable blanks):

LETTER OF ATTESTATION

January 21, 2005

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 26, 2004, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

____________________ (Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) Consolidated Statement of Financial Condition

(X) (c) Consolidated Statement of Earnings

(X) (d) Consolidated Statement of Changes in Partners' Capital

(X) (e) Consolidated Statement of Changes in Subordinated Liabilities

(X) (f) Consolidated Statement of Cash Flows

(X) (g) Consolidated Statement of Comprehensive Income

(X) (h) Computation of Net Capital Pursuant to Rule 15c3-1

(X) (i) Information relating to the Possession or Control requirements under Rule 15c3-3

( ) (j) A reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (k) A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.

(X) (l) An Oath or Affirmation

( ) (m) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (n) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit.

(X) (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(X) (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 26, 2004
(in thousands)

Assets

Cash and cash equivalents	$ 665,532
Cash and securities segregated in compliance with U.S. federal and other regulations	33,665,205
Receivables from brokers, dealers and clearing organizations	8,974,752
Receivables from customers and counterparties	12,342,912
Securities borrowed	193,784,018
Securities purchased under agreements to resell	30,376,416
Financial instruments owned, at fair value	50,257,864
Financial instruments owned and pledged as collateral, at fair value	15,194,916
Total financial instruments owned, at fair value	65,452,780
Other assets	3,329,362
Total assets	$ 348,590,977

Liabilities and Partners' Capital

Short-term borrowings	$ 44,011,767
Payables to brokers, dealers and clearing organizations	7,844,614
Payables to customers and counterparties	86,042,195
Securities loaned	100,701,593
Securities sold under agreements to repurchase	47,313,677
Financial instruments sold, but not yet purchased, at fair value	40,404,806
Other liabilities and accrued expenses	4,542,417
Long-term borrowings	1,519,157
	332,380,226
Commitments, contingencies and guarantees	
Subordinated borrowings	12,000,000
Partners' capital	
Partners' capital	4,207,332
Accumulated other comprehensive income	3,419
Total partners' capital	4,210,751
Total liabilities and partners' capital	$ 348,590,977

The accompanying notes are an integral part of these consolidated financial statements.